Exhibit 99.1

NYSE:MMA - MMA.INC Completes US$4.0 Million Private Placement at US$1.00 Per Share

Equity Investment Priced Approximately 160% Premium to Prior Closing Price; No Warrants or Convertible Securities Issued

Highlights

●	US$4.0 million at US$1.00 per share, approximately 160% above August 19 closing price
●	4.0 million shares of common equity only; no warrants, options or convertible securities
●	No broker, finder, placement agent or investment banking commissions payable in connection with the financing

New York, NY – AUGUST 20, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today announced that it has completed a US$4.0 million private placement with a Texas-based family office investing through affiliated entities.

The investors purchased 4,000,000 ordinary shares, MMA’s common equity, at US$1.00 per share, which was a premium to MMA’s US$0.38 closing price on August 19, 2026.

The financing consists entirely of common equity. No warrants, options or convertible securities were issued, and no brokerage, finder, placement agent or investment banking commissions are payable in connection with the transaction. The Company has received the full US$4.0 million purchase price.

The shares were issued as restricted securities in a private placement and are subject to the applicable holding requirements under Rule 144.

Nick Langton, Founder and Chief Executive Officer of MMA.INC, said: “This is an exceptionally important financing for MMA because of the price, structure and source of the capital. US$4.0 million has now been received at US$1.00 per share, approximately 160% above our August 19 market close, through common equity with no warrants or convertible securities and no placement agent commissions.”

The securities offered in the private placement were sold in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the securities described herein, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Use of Proceeds

In accordance with the securities purchase agreements, MMA intends to use the net proceeds for working capital purposes, supporting continued execution of the Company’s growth strategy and strengthening its overall financial flexibility.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

As of July 2026, MMA.INC’s platform assets included 5 million+ social media followers, 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also recorded approximately 80,000 monthly check-ins and an annualized payments run rate of approximately US$21 million based on May 2026 processing volumes.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Over the prior 18 months, registered student profiles increased approximately 101%, monthly active users approximately 89% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “target,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding MMA.INC’s strategy, plans and objectives; growth and monetization of its platform; conversion of fans into participants; increased penetration of existing users, students, gyms and other platform assets; development, rollout and adoption of products and programs, including XP Passport and the Warrior Training Program; partnerships, geographic expansion, acquisitions, strategic investments and other inorganic growth opportunities; payment volumes; and future revenue, margins, operating performance and financial condition. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These include, among others, the Company’s ability to manage growth; the adoption and commercialization of its products and services; its dependence on gyms, academies, members, partners and key relationships; competition; execution and integration risks associated with acquisitions; regulatory developments; macroeconomic conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. There can be no assurance that any forward-looking outcome will be achieved. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

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